Mail Stop 6010

      October 28, 2005

Via Mail and Facsimile to 604.228.9528
Bing Wong
President/ Director
Razor Resources Inc.
P.O. Box 27581, 650 41st Avenue West
Vancouver, British Columbia
Canada V5Z 4M4

	Re:	Razor Resources Inc.
Amendment No. 3 to Registration Statement on Form SB-2
Filed October 21, 2005
		File No. 333-126801

Dear Mr. Wong:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please refer to prior comment 1. Please revise pages 29-31 to clarify who prepared the reports.

Glossary and Terms, page 23
2. Please refer to prior comment 7. We reissue the comment. For example, we note the terms Palaeozoic Sicker Group sediments, copper molybdenum deposits, rhyodacitic volcanic flows, tuffs, pyrite, chalcopyrite intrusion.
Conclusions, page 32
3. Please refer to prior comment 9. The agreement appears to conflict with your response. Please advise or revise.
4. Please refer to prior comment 10. Please revise the third paragraph of this section to clarify whether you have a written agreement with Mr. Timmins. If so, please file the written agreement as an exhibit.

Interim Financial Statements
5. Please update the interim financial statements when required by
Item 310(g) of Regulation S-B.

Note 2  Summary of Significant Accounting Policies
6. Please refer to the response to our prior comment 19. Please present a separate section in Note 2 which discloses your accounting policy for revenue recognition. Please also present disclosures about the nature and terms of the consulting arrangement under which revenue was recognized in the interim period. The disclosure should clarify why the timing of recognition for the consulting fee complies with GAAP.

Bases of Presentation
7. We see you have not presented the disclosure requested in our prior comment 20. Please expand this section of Note 2 to present the standard representation of management on interim financial statements. Guidance on the form of the representation is set forth in Instruction 2 to Item 310(b) of Regulation S-B. If the interim financial statements include any adjustments which are not of a normal recurring nature, the disclosure should describe those adjustments.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Jeanne Bennett at (202) 551-3606 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Adelaja Heyliger at (202) 551-3636 or me at (202) 551-3602 with any other questions.

      				Sincerely,



      Thomas A. Jones
      Senior Attorney



Bing Wong
Razor Resources Inc.
October 28, 2005
Page 1